Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION SUSPENDS PREMIUM DIVIDENDTM PROGRAM

(Calgary, November 1, 2012) /Marketwire/ - Pengrowth Energy Corporation today announced that as a result of the current low share price environment, it is suspending its Premium DividendTM program, effective with the December 17, 2012 payment.

Pengrowth’s Dividend Reinvestment Program (“DRIP”), a separate program from the Premium DividendTM program, remains in effect.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and the Lindbergh thermal bitumen project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111